SCHEDULE G

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares which were effectuated by the Reporting Person for the benefit of the Master Fund within the past sixty (60) days. Unless otherwise noted, such transactions were effectuated in the open market through a broker.

Trade Date	Ordinary Shares Purchased (Sold)	Price ($)*
2025-12-01 2025-12-02 2025-12-03 2025-12-04 2025-12-05 2025-12-08	198,708 1,216,792 978,433 454,565 2,068,624 62,659	13.28 13.26 13.27 13.31 13.34 13.20

* Excluding commissions, SEC fees, etc. (rounded to nearest cent). The Ordinary Shares were purchased using British Pounds. For purposes of this Schedule 13D, a conversion rate of USD 1.33425 for each GBP 1.00 was used.